Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 AND THE SIX MONTHS ENDED JUNE 30, 2017

(dollars in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2017
Fixed Charges:
Interest expense on indebtedness	$552	$1,031	$1,242	$579
Non-cash interest expense and other	—	(83)	12	—
Interest expense on portion of rent expense representative of interest	464	443	517	307
Total fixed charges	$1,016	$1,391	$1,771	$886
Preferred stock dividends	$4,951	$7,335	$4,566	$—

Earnings (loss):
Net loss	$(12,880)	$(25,174)	$(36,210)	$(31,101)
Fixed charges per above	1,016	1,391	1,771	886
Adjusted earnings (loss)	$(11,864)	$(23,783)	$(34,439)	$(30,215)

Deficiency of earnings available to cover fixed charges	$(12,880)	$(25,174)	$(36,210)	$(31,101)
Ratio of earnings (loss) to fixed charges	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(17,831)	$(32,509)	$(40,776)	$(31,101)
Ratio of earnings (loss) to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A